ELLENOFF GROSSMAN & SCHOLE LLP
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VIA EDGAR TRANSMISSION

April 5, 2010

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
Mail Stop 3561
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	SOKO Fitness & Spa Group, Inc.
Amendment No. 7 to Form S-1
Filed March 23, 2010
File No. 333-151563

Dear Mr. Owings:

On behalf of SOKO Fitness & Spa Group, Inc. (the “Company”), we hereby submit for review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), via EDGAR transmission, Amendment No. 8 (“Amendment No. 8”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”).  Amendment No. 8 is being sent in response to the Staff’s comments to the Registration Statement which was filed with the Commission on March 23, 2010.  The Staff’s comments are set forth in a letter dated March 29, 2010 (the “Comment Letter”).  The Company has also made additional updating changes in the Registration Statement in a manner consistent with the Staff’s comments.

For the Staff’s convenience, we have recited each of the Staff’s comments in bold type and provided the Company’s response to each comment immediately thereafter.  In addition to the Company’s filing Amendment No. 8 via EDGAR, we will be delivering to the Staff 3 hard copies of Amendment No. 8, marked to show changes to Amendment No. 7.

Amendment No.7 to Registration Statement on Form S-1

General

1.
We reviewed a column in the New York Daily News published on February 1, 2010 titled “Guerrilla Investor Your Money From China, With Bargains” authored by Peter Siris. We note that Mr. Siris has control over management and investment decisions of your two largest selling stockholders, Guerilla Capital Management, LLC and Hua-Mei 21st Century Partner) LP.  Please provide a detailed analysis regarding whether the statements of Mr. Siris in this column have the effect of conditioning the market for your offering.

The Company respectfully advises the Staff that it has attempted to locate the article with the title referenced in the Staff’s comment but has been unable to find it.  The Company has located an article in the New York Daily News published on February 1, 2010 (the “Article”), which can be found at the following Internet address:

Mr. H. Christopher Owings
April 5, 2010

http://www.nydailynews.com/money/2010/02/01/2010-02-01 quirk allows americans to buy stock in chinese companies at a very low price.html

Further to the undersigned’s telephone conversation with Mara Ransom of the Staff on April 2, 2010, we believe the foregoing article is the one referred to by the Staff in its comment, and as such, the Company will respond accordingly.

Notwithstanding the acknowledged fact that Mr. Siris controls two of the selling stockholders in the Registration Statement, the Company advises the Staff that it had no knowledge of the Article prior to being made aware of it by the Staff, did not participate in the preparation or publication of the Article and has not ever spoken to Mr. Siris about the Article.  Therefore, the Company disclaims any responsibility for the contents of the Article or any other public or other communications by Mr. Siris.

Furthermore, the Company notes that Mr. Siris is not a director or officer of the Company, is not employed by, and does not act as a consultant to, the Company and does not otherwise control the Company.  The entities controlled by Mr. Siris are viewed by the Company has independent investors, and although representatives of the Company do speak with Mr. Siris from time to time in his capacity as an investor, the Company endeavors at all times to conduct such discussions in full compliance with all applicable laws, rules and regulations.

Under these circumstances, the Company respectfully submits that it would inappropriate for the Company to provide the requested analysis as the Article constitutes the action of an independent Company investor and not an action by the Company or a person or entity acting on behalf of the Company.

2.	Refer to our prior comment. Please also provide supplemental support for each of the statements related to your company made by Mr. Siris in this article.

Please see the Company’s response to Comment 1 above.  The Company notes that the Article only tangentially mentions the Company once and that the Company is not the principal subject to the Article.

3.
We note that you revised the number of shares covered by the registration statement throughout your document including in the fee table, on the front and back cover pages of the prospectus, and under the heading “Selling Stockholders.”

Please revise your registration statement so that these numbers agree.  By way of example only, we note the following:

•
On the facing page of the registration statement, the fee table registers 3,958,633 shares of common stock, including 1,958,633 shares of common stock outstanding and 2,000,000 shares of common stock issuable upon exercise of outstanding warrants to acquire common stock;

•	In two places on both the cover page of the prospectus and under the heading “The Offering“ on page 6, you state that the prospectus relates to 3,462,133 shares of common stock;

Mr. H. Christopher Owings
April 5, 2010

•	In the first paragraph under the heading “Selling Stockholders” on page 67, you refer to the “3,462,133 shares of our common stock registered for public resale pursuant to this prospectus;”

•
In the table under the heading “Selling Stockholders” on page 67, the table indicates that a total of 3,958,633 shares of common stock arc included in the prospectus; however, it appears that the numbers in the column titled “Shares of Common Stock Included in Prospectus” instead total 4,062,133 shares of common stock; and

•	On the back cover page of the prospectus, you state that the prospectus relates to 3,462,133 shares of common stock.

Please explain these discrepancies to us or revise your registration statement so that these numbers, and any other affected numbers, agree.

The Company has updated the Registration Statement to correct the discrepancies noted in the the Staff’s comment.

4.	We reviewed your response to comment one in our letter dated February 23, 2010 and your revised disclosure and have the following additional comments.

•
In the table on page 2 under the heading “Background and Organization,” you list the “First Subsidiary of Beijing Natural Beauty Services Limited” but we were unable to locate this entity on your subsidiary list filed as Exhibit 21.1. Please revise or advise.

The Company has revised Exhibit 21.1 in accordance with the Staff’s comments to properly reflect the names of its subsidiaries.  The Company notes for the benefit of the Staff that the term “First Subsidiary” may be confusing, so in Amendment No. 8, the Company has endeavored to clarify (both in the Prospectus Summary table with footnote disclosure and elsewhere in Amendment No. 8) that certain Company subsidiaries operate more than one facility, and as such, these additional facilities are more properly characterized as “branches” of the subsidiary as opposed to separate subsidiaries themselves.  Under PRC law, a branch is not a separate and independent legal entity and is not legally different from the company which operates it.  The Company has revised the names of the entities to avoid confusion.

•
In the paragraph following the table on pages 2-3, we note your disclosure regarding your “newest facility, a Yoga Wave center located in the Long Dian Building in Harbin, opened on February 28, 20 I 0” and your disclosure that you “have also completed construction and are engaging in pre-opening activities with a fitness center and a beauty salon and spa which are also located in the Long Dian Building in Harbin and also another beauty salon and spa in Beijing.” Please tell us the names of the entities that own these facilities and please revise the table on pages 2-3 and Exhibit 21.l, if necessary. If these facilities are already listed in the table on pages 2-3 and included on Exhibit 21.1, please delete the language in this paragraph so as to avoid confusion.

The Staff is advised that each of Yoga Wave Harbin and Daoli Fitness, the new fitness center located in Long Dian Building, is a “branch” (as described above) of Harbin Huang Emperor & Golden Gym Club Co., Ltd, which is a variable interest entity of the Company.  Legend Spa Central Club, the new beauty salon and spa located in the Long Dian Building in Harbin, is a branch of Harbin Legend Beauty Co., Ltd., which is a wholly-owned subsidiary of Harbin Mege Union Beauty Management Ltd. (“Mege Union”).  Lea Spa Xishan Club, the new beauty salon and spa in Beijing, is operated by Beijing Tai Ai Management Consulting Co., Ltd. which is 51% owned by Mege Union and 49% by an unaffiliated third party.  The Company has revised the table on pages 2 and 3 and Exhibit 21.1 in accordance with the Staff’s comments to include the names of the three new facilities that are engaged in pre-opening activities.

Mr. H. Christopher Owings
April 5, 2010

•
In the paragraph following the table on pages 2- 3, we note your revised disclosure that you “currently have a beauty salon and spa under construction in Daqing and are evaluating strategic options with respect to this facility.”  Please tell us the name of the entity that owns the beauty salon and spa in Daqing and revise Exhibit 21.1, if necessary.

The Staff is advised that the beauty salon and spa in Daqing is currently under construction and the Company will include this new Daqing facility in the Exhibit 21.1 once the construction is completed.  The beauty salon and spa in Daqing is a branch of Shenyang Queen Beauty Demonstration Co. Ltd., which is a variable interest entity of the Company.

•	Please also tell us, in general terms, the types of strategic options you are considering with respect to the beauty salon and spa in Daqing.

The Company is currently evaluating its strategic options with respect to the beauty salon and spa in Daqing, which options may include an abandonment of the project, a postponement of the opening or the opening a smaller facility than the Company planed, in each case due to evolving market conditions at that location.

•
On your subsidiary list filed as Exhibit 21.1 to your registration statement, you list “First Subsidiary of Harbin Huang Emperor & Golden Gym Club Co., Ltd.” as a variable interest entity associated with Mege Union but you not similarly list “First Subsidiary of Beijing Natural Beauty Services Limited,” “Harbin Queen Beauty Demonstration Center Nangang Branch” or “Harbin Queen Beauty Demonstration Center Xuanhua Branch.” Please revise or advise.

The Staff is advised that the entities that were referred to as subsidiaries are actually branches of the Company or its subsidiaries as described above. The Company has revised Exhibit 21.1 in accordance with the Staff’s comments to properly reflect the names of its subsidiaries.

•
On your subsidiary list filed as Exhibit 21.1 to your registration statement, you list both “Harbin Queen Medical Beauty Clinic” and “Harbin Queen Beauty Clinic”as variable interest entities associated with Mege Union but in the table on page two, you state that “Harbin Queen Medical Beauty Spa” is the commercial name for the legal entity “Harbin Queen Beauty Clinic/' Please revise or advise.

The Company has revised Exhibit 21.1 in accordance with the Staff’s comments to properly reflect the names of its subsidiaries.

•
As previously requested, on page 29 in the third paragraph under the heading “Our Business” or in another appropriate place, please revise your disclosure to provide disclosure for your new fitness centers in suburban Beijing that is similar to the disclosure you provide regarding your fitness centers in Harbin and Shenyang.

Mr. H. Christopher Owings
April 5, 2010

The Company has updated the Registration Statement in accordance with the Staff’s comments.

•
As previously requested, in the second paragraph on page 31 under the heading “Plan of Operation,” you state “currently [your] three fitness centers have more than 15,000 members ... “although disclosure elsewhere suggests that you have six fitness centers.  Please revise or advise.

The Company has updated the Registration Statement in accordance with the Staff’s comments.

Item 16 ... Exhibits. page II-3

5.
Please confirm that all of your variable interest entities are subject to the same form agreements, including those you have acquired since September 8, 2008, the date on which you filed the Form of Consulting Agreement as Exhibit 10.12, the Form of Operating Agreement filed as Exhibit 10.13, the Form of Option Agreement filed as Exhibit 10.14, the Form of Equity Pledge Agreement filed as Exhibit 10.15, and the Form of Proxy Agreement filed as Exhibit 10.16. If not, please file any additional material agreements governing your relationship with any new variable interest entities or tell us why it is not appropriate to do so.

The Company hereby confirms that all of its variable interest entities are subject to the same form agreements, including those the Company has acquired since September 8, 2008, the date on which the Company filed the Form of Consulting Agreement as Exhibit 10.12, the Form of Operating Agreement filed as Exhibit 10.13, the Form of Option Agreement filed as Exhibit 10.14, the Form of Equity Pledge Agreement filed as Exhibit 10.15, and the Form of Proxy Agreement filed as Exhibit 10.16.

We thank the Staff in advance for its consideration of Amendment No. 8.  If the Staff has any questions or would like additional information, please contact the undersigned or my partner Barry I. Grossman at (212) 370-1300.  We look forward to working with you to resolve any remaining questions the Staff may have and to clearing the Registration Statement soon.

Very truly yours,

/s/ Lawrence A. Rosenbloom

Lawrence A. Rosenbloom

cc:           Mr. Tong Liu, Chief Executive Officer
Friedman LLP